Exhibit 3

May 30, 2015

The Board of Directors

Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233

People’s Republic of China

Dear Members of the Board of Directors,

We, Benson Haibing Wang, Joy Union Holdings Limited, Roc Yunpeng Cheng, Charming China Limited, and Orient Securities Ruide (Shanghai) Investment Management Co., Ltd., a subsidiary of Orient Securities Company Limited (collectively, the “Consortium Members”), are pleased to submit this preliminary non-binding proposal (the “Proposal”) to acquire all of the outstanding ordinary shares of Taomee Holdings Limited (the “Company”) and the American Depositary Shares of the Company (“ADSs”, each ADS representing 20 ordinary shares of the Company), in both cases, that are not already beneficially owned by us in a “going private” transaction on the principal terms and conditions described in this letter (the “Transaction”).

We believe that our Proposal of US$0.1794 per ordinary share of the Company and US$3.588 per ADS, as the case may be, in cash provides a very attractive opportunity to the Company’s shareholders. Our Proposal represents a premium of 20% to the closing price of the Company’s ADSs on May 29, 2015 and a premium of 13.76% to the volume-weighted average closing price of the Company’s ADSs during the last 30 trading days.

Set forth below are the key terms of our Proposal.

1.                                      Consortium.  The Consortium Members have entered into a consortium agreement, pursuant to which we will form an acquisition vehicle for the purpose of implementing the Transaction, and have agreed to work with each other exclusively in pursuing the Transaction. Please also note that the Consortium Members who own ordinary shares of the Company and/or ADSs are currently interested only in pursuing the Transaction and are not interested in selling their stake in any other transaction involving the Company.

2.                                      Transaction and Purchase Price.  We propose to acquire all of the outstanding ordinary shares of the Company and the ADSs not already beneficially owned by us at a purchase price equal to US$0.1794 per ordinary share and US$3.588 per ADS, as the case may be, in cash through a one-step merger of an acquisition vehicle newly formed by the Consortium Members with and into the Company.

3.                                      Sources of Financing.                            We intend to finance the Transaction with a combination of equity capital funded by the Consortium Members and third-party debt.

4.                                      Due Diligence.  Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We believe that we and our financing sources will be in a position to complete due diligence in a timely manner and in parallel with discussions on definitive agreements.

5.                                      Definitive Documentation.  Consummation of the Transaction would require negotiation and execution of a definitive merger agreement, as well as other customary agreements for a transaction of this nature, each containing terms and conditions appropriate for transactions of this type. We have retained Shearman & Sterling LLP as international legal counsel to the Consortium Members and are prepared to provide draft agreements promptly.

6.                                      Confidentiality.  We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the definitive agreements or terminated our discussions.

7.                                      Process.  We believe that the Transaction will provide superior value to the Company’s public shareholders. We recognize of course that the board of directors of the Company will evaluate the Transaction independently before it can make its determination whether to endorse it. Given our involvement in the Transaction, we would expect that the independent members of the board of directors will proceed to consider our Proposal and the Transaction.

8.                                      Miscellaneous.  This Proposal is not a binding offer, agreement or agreement to make a binding offer or agreement at any point in the future. This letter is a preliminary indication of interest by the Consortium Members and does not contain all matters upon which agreement must be reached in order to consummate the proposed Transaction, nor does it create any binding rights or obligations in favor of any person. The parties will be bound only upon the execution of mutually agreeable definitive documentation.

9.                                      Public Disclosure.  In light of United States securities law requirements, certain Consortium Members will be making a filing with the Securities and Exchange Commission on Schedule 13D in which this letter will be publicly disclosed.

* * * * *

In closing, we would like to express our commitment to working together to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

Benson Haibing Wang

By:	/s/ Benson Haibing Wang

Joy Union Holdings Limited

By:	/s/ Benson Haibing Wang
Name: Benson Haibing Wang
Title: Director

Roc Yunpeng Cheng

By:	/s/ Roc Yunpeng Cheng

Charming China Limited

By:	/s/ Roc Yunpeng Cheng
Name: Roc Yunpeng Cheng
Title: Director

Orient Securities Ruide (Shanghai) Investment Management Co., Ltd.

By:	/s/ Bo Chen
Name: Bo Chen
Title: Executive Director

[Proposal Letter Signature Page]